UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Barnes & Noble, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

067774109

(CUSIP Number)

Leonard Riggio

c/o Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

with a copy to:

Paul Scrivano, Esq.

O’Melveny & Myers LLP

Times Square Tower

7 Times Square

New York, NY 10036

Telephone: (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

SCHEDULE 13D

CUSIP No. 067774109	Page 2 of 5

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Leonard Riggio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,970,283
	8	SHARED VOTING POWER 6,149,376
	9	SOLE DISPOSITIVE POWER 10,969,559
	10	SHARED DISPOSITIVE POWER 6,149,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,832,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 067774109	Page 3 of 5

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS LRBKS Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 067774109	Page 4 of 5

Item 1. Security and Issuer

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) is being filed by Leonard Riggio and LRBKS Holdings, Inc., a Delaware corporation owned by Mr. Riggio and his wife, Louise Riggio (“LRBKS”, and together with Mr. Riggio, the “Reporting Persons”), to amend the Items specified below in the Reporting Persons’ Schedule 13D with respect to the common stock, $.001 par value (“Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”), as such Schedule 13D has previously been amended and supplemented.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

The matters set forth in Item 4 of this Amendment No. 13 are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of the Transaction

The disclosure in Item 4 is hereby amended and supplemented to add the following at the end thereof:

On February 25, 2013, Mr. Riggio notified the Board of Directors of the Company (the “Board”) he plans to propose to purchase all of the assets of the retail business of the Company. The retail business would include, among other things, Barnes & Noble Booksellers, Inc. and barnesandnoble.com; and would exclude NOOK Media LLC (comprising the digital and College businesses). Mr. Riggio plans to make the proposal in order to facilitate the Company’s evaluation of its previously announced review of strategic options for the separation of its investment in NOOK Media LLC. The purchase price would be negotiated with the Board (and/or any committee thereof that would review and negotiate the proposal) and its advisors. The purchase price is currently contemplated to be comprised primarily of cash consideration and the assumption of certain liabilities of the Company. Mr. Riggio would provide the equity financing for the transaction and undertake to arrange any debt financing required for the transaction.

Mr. Riggio’s proposal is not binding and is subject to: (i) the negotiation and execution of definitive transaction documents; (ii) Mr. Riggio arranging and entering into definitive debt financing documents; and (iii) the approval by the Board (and/or any committee thereof that would review and negotiate the proposal) of the proposal.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

The matters set forth in Item 4 of this Amendment No. 13 are incorporated in this Item 6 by reference as if fully set forth herein.

SCHEDULE 13D

CUSIP No. 067774109	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2013

/s/ Leonard Riggio
Leonard Riggio

LRBKS HOLDINGS, INC.

By:	/s/ Leonard Riggio
Name: Leonard Riggio
Title: President and Director